Frascona, Joiner, Goodman, & Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

October 24, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549

RE:

GoEnergy, Inc.

Form SB-2

Request for Withdrawal of Registration Statement

Commission File No 333-104029

Ladies and Gentlemen;

On behalf of our client, GoEnergy, Inc., (the “Company”), this letter requests the immediate withdrawal of the Form SB-2 and Form SB-2/A filed by the Company on March 25, 2003 and September 30, 2003, respectively.   Comment letters were issued to the Company on April 23, 2003 and October 29, 2003.   The registration statement has not yet been declared effective.  The request for withdrawal is being filed because the Company is now pursuing a different business plan in a different industry.

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that no securities were sold in the offering.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Sincerely Yours,

Gary S. Joiner

Frascona, Joiner, Goodman, & Greenstein, P.C.

(303) 494-3000